EXHIBIT NO. 99.(h) 14

AMENDMENT TO MASTER ADMINISTRATIVE SERVICES AGREEMENT

This AMENDMENT, dated as of September 24, 2024 (the "Amendment"), is made between Massachusetts Financial Services Company, a Delaware Corporation (the "Administrator") and each of the funds (or trusts acting on behalf of their series) identified from time to time on Exhibit A hereto (each a “Fund” and collectively the “Funds”).

WITNESSETH

WHEREAS, the Administrator and the Funds have entered into the MASTER ADMINISTRATIVE SERVICES AGREEMENT initially dated the 1st day of March, 1997, as amended and restated as of April 1, 2023 (the "Agreement"); and

 WHEREAS, effective January 1, 2025, the Administrator and the Funds desire to amend Exhibit D to the Agreement as hereinafter set forth.

ACCORDINGLY, in consideration of the mutual agreements herein contained, the Administrator and the Funds hereby agree as follows:

• Section 1. The existing Exhibit D (Administrative Fee) to the Agreement is replaced in its entirety and replaced with the revised Exhibit D attached hereto, effective January 1, 2025.

• Section 2. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affiliated, as of the date first written above.

On behalf of the MFS Family of Funds listed on Exhibit A to this Agreement

By:JOHN P. KAVANAUGH

John P. Kavanaugh

Chairman

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:CAROL GEREMIA

Carol Geremia

 President

Exhibit D

Dated September 24, 2024

(Effective as of January 1, 2025)

Master Administrative Services Agreement

Administrative Fee

In return for the Administrative Services provided by the Administrator under this Agreement, the Funds shall pay the Administrator each calendar year (each a “Contract Period”) a fee at an agreed-upon fixed amount based on budgeted total costs to MFS of providing Administrative Services defined herein for the Contract Period (the “Annual Fee”) which include the following, subject to any adjustments as described herein:

(i) estimated expenses of its Fund Treasury, Legal, Compliance, Risk Management, Global Investment and Client Support, Corporate and Electronic Communications, Performance, IT Development and IT Operations Departments (the "Participating Departments") in providing Administrative Services for the Funds based on underlying metrics reported by each department (“Total Allocable Costs”);

(ii) the applicable allocable portion of estimated project costs, comprised of technology expenses and third party costs of any project that is attributable to a specific service provided hereunder for the Contract Period (“Project Costs”) and its attributable to the Funds (e.g., technology and project management costs associated with implementing regulatory requirements applicable to the Funds).

(iii) an amount equal to 50% of the cash compensation that MFS will pay to its Chief Compliance Officer (or similar title, currently the “Head of Compliance – Americas”) (for purposes of this agreement, the "CCO") for the Contract Period in consideration of that person also serving as the Chief Compliance Officer for the Funds (if such appointment by the Funds is requested and agreed upon between the Funds and MFS in accordance with Exhibit B hereto). For purposes of this paragraph, cash compensation means the annual salary and cash portion of a bonus, if any, paid to the CCO. The cash bonus paid to the MFS' CCO is determined in February of each year on account of services provided during the prior year.

(iv) an estimate of the amount of the Funds' allocable portion of the costs for services or systems procured by MFS on behalf of the Funds provided by third parties agreed to by the Board where MFS contracts directly with the third party ("Third Party Cost Reimbursement") for each Contract Period. The Board and/or Committee and the Administrator shall agree upon a dollar or percentage amount representing the Third Party Cost Reimbursement attributable to the Funds for the applicable Contract Period.

MFS shall use the method presented to the Board (typically at the March Board Meeting in connection with the proposal for the annual budget of Total Allocable Costs for the then-current calendar year as described below), as such methodology is amended from time to time by agreement between the Administrator and the Board, to allocate expenses of the Participating Departments for these purposes.

In connection with each Contract Period (typically at the March Board Meeting), the Administrator shall provide to the Board or a Committee of the Board:

(i) a review of the actual costs incurred by the Administrator for the prior Contract Period as compared to the Annual Fee for such Contract Period.

(ii)  an annual business plan for each of its Fund Treasury, Legal and Compliance Departments which, among other information, estimates the Total Allocable Costs for such Contract Period;

(iii) a review of actual Project Costs for the prior Contract Period. If actual Project Costs for the prior Contract Period are less than the prior year budget (e.g., due to delay or cancellation of the relevant project), a credit against the proposed Annual Fee for the upcoming year will be given. If actual Project Costs for the prior Contract Period are greater than the prior year budget, the Administrator may propose to include such excess amounts in the upcoming year’s proposed Annual Fee and, which may or may not be agreed to by the Board;

(iv) such other information as the Board (or Committee thereof) may reasonably request in connection with the proposed budget and Annual Fee.

The Board and/or Committee and the Administrator shall, based on this presentation and related discussions, agree upon a dollar amount representing Annual Fee for the applicable Contract Period.

The Annual Fee shall be allocated among the Funds and paid by the Funds in accordance with the methodology described below.

(i) Fixed Fee: Regardless of asset size, unless otherwise noted in Exhibit A of the Agreement, each Fund shall pay an annual fee to the Administrator in the amount of $17,500 (the “Fixed Fee”). If during the Contract Period a Fund either joins the Agreement pursuant to Section 9(d) or terminates pursuant to Section 8, a pro rata fixed fee will be charged for the portion of the calendar year that the Fund is a party to this Agreement.

(ii) Asset-Based Fee: In addition to the Fixed Fee, each Fund whose “Fee Type” includes an “asset based fee” in Exhibit A to the Agreement (as is may be amended), shall pay a fee at an annual rate, stated as a percentage of the average daily net assets of the Fund on all net assets in excess of $50 million up to $4.25 billion, equal to a rate which when applied to the Fund’s net assets in excess of such minimum, as of the end of the calendar month prior to such determination, and when added to the Fixed Fees, is reasonably calibrated to pay the Administrator the Annual Fee for the applicable Contract Period. As necessary, the rate shall be adjusted from time to time based on the then current asset levels, in the discretion of the Administrator, if changes in asset levels warrant such adjustment.

If during a Contract Period, Funds are either added to the Agreement pursuant to Section 9(d) or terminate and are no longer subject to the Agreement pursuant to Section 8, the asset-based fee shall be adjusted, if necessary, so that the total of payments expected to be paid by the then remaining Funds under the Agreement will continue to be reasonably calibrated to pay the Administrator the Annual Fee, as it may be adjusted, for the applicable Contract Period.